                                                      FILED PURSUANT TO RULE 433
                                                     REGISTRATION NO. 333-132970
[COREL COMPANY LOGO]


                              For Immediate Release

                 COREL CORPORATION REPORTS FIRST QUARTER RESULTS

OTTAWA, CANADA - MAY 4, 2006 - Corel Corporation (NASDAQ:CREL; TSE:CRE) today reported results for its first quarter ended February 28, 2006, consistent with the preliminary results reported in the Company's Final Prospectus from its Initial Public Offering dated April 25, 2006. Results from WinZip's operations are included from January 18, 2005 under the rules of SFAS 141.

Total revenues in the first quarter of fiscal 2006 were $44.3 million, an increase of 11% over total revenues of $40.0 million in the first quarter of fiscal 2005. Income from operations for the 2006 first quarter was $5.7 million, compared to $4.0 million in the first quarter of 2005, an increase of 41%. The Company recorded income tax expense of $3.2 million in the quarter, including $2.4 million related to WinZip, and interest expense of $3.9 million, resulting in a net loss of $1.6 million, or $(0.08) per pro forma diluted share. In the first quarter of fiscal 2005, the Company recorded a tax expense of $180,000 and interest expense of $2.0 million, resulting in a net loss of $2.5 million, or $(0.16) per share.

Adjusted EBITDA in the first quarter of fiscal 2006 was $14.4 million, a 19% increase compared to $12.1 million in the first quarter of fiscal 2005. A reconciliation of Cash Flow from Operations, which was $5.9 million and $9.0 million in the first quarters of fiscal years 2006 and 2005, respectively, to Adjusted EBITDA can be found in the tables accompanying this press release.

David Dobson, CEO of Corel Corporation, said, "We are pleased with our first quarter results that reflect the fundamental strengths of the Corel business model. The acquisition of WinZip delivered positive results in the quarter, contributing to the increase in revenue and operating income. During the quarter we also signed a new OEM agreement with Lenovo, the third largest PC manufacturer in the world. This agreement supports our goal of extending Corel's reach into both mature and emerging markets by offering value-conscious consumers full-featured, easy-to-use products that are highly compatible with industry standards."

On May 2, 2006, Corel completed its initial public offering of 6,500,000 common shares at US $16.00 (CDN $18.11) per share. As part of the offering, Corel sold 5,000,000 common shares and certain selling shareholders sold 1,500,000 common shares.

FORWARD-LOOKING STATEMENTS:
This news release includes forward-looking statements that are based on certain assumptions and reflect our current expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of results to differ materially from any future results, performance or achievements discussed or implied by such forward-looking statements. Such risks include competitive threats from well established software companies that have significantly greater market share and resources than us, new entrants that benefit from industry trends, such as the increasing importance of Internet distribution and open source software, and from online services companies that are increasingly seeking to provide software products at little or no incremental cost to their customers to expand their Internet presence and build consumer loyalty. We rely on a small number of key strategic relationships for a significant percentage of our revenue and these relationships can be terminated at any time. In addition, our core products have been marketed for many years and the packaged software market in North America and Europe is relatively mature and characterized by modest growth. Accordingly, we must successfully complete acquisitions, penetrate new markets or increase penetration of our installed base to achieve revenue growth. These risks, uncertainties and other important factors are described in our Prospectus dated April 25, 2006, filed with the Securities and Exchange Commission pursuant to Rule 462(b) of the rules and regulations under the Securities Act of 1933. A copy of the Prospectus can be obtained on our website, or at www.sec.gov. Such risks are also included in our Canadian supplemented PREP prospectus dated April 26, 2006, available for free at http://www.sedar.com. Forward-looking statements speak only as of the date of the document in which they are made. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances on which the forward-looking statement is based.

USE OF NON-GAAP MEASURES:

This news release includes certain non-GAAP financial measures, such as Adjusted EBITDA. We use these non-GAAP financial measures as supplemental indicators of our operating performance and to assist in evaluation of our liquidity. These measures do not have any standardized meanings prescribed by GAAP and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance or changes in cash flows calculated in accordance with GAAP. Reconciliations of these non-GAAP financial measures are set out in the tables attached to this news release.

Corel has filed a Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and other documents Corel has filed with the SEC for more complete information about Corel and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. In addition, the Prospectus relating to this offering is available on Corel's website at http://investor.corel.com/SEC.cfm .

ABOUT COREL CORPORATION
Corel is a leading global packaged software company with an estimated installed base of over 40 million users. The Company provides high quality, affordable and easy-to-use productivity, graphics and digital imaging software and enjoys a favorable market position among value-conscious consumers and small businesses. Its products are sold in over 75 countries through a scalable distribution platform comprised of original equipment manufacturers (OEMs), Corel's domestic and international websites, and a global network of resellers and retailers. The Company's product portfolio features well-established, globally recognized brands including CorelDRAW(R) Graphics Suite, Corel(R) WordPerfect(R) Office, WinZip(R) ,Corel(R) Paint Shop(R) Pro, and Corel Painter(TM).

                                      -30-

(C) 2006 Corel Corporation. All rights reserved. Corel, CorelDRAW, WordPerfect, WinZip, Paint Shop, Painter, and the Corel logo are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other product, font and company names and logos are trademarks or registered trademarks of their respective companies.

CRELF

PRESS CONTACT:

Gail Scibelli

617-539-9984

gail.scibelli@corel.com


INVESTOR RELATIONS CONTACT:
The Blueshirt Group
415-217-7722
Todd Friedman
todd@blueshirtgroup.com

Stacie Bosinoff
stacie@blueshirtgroup.com

                                COREL CORPORATION

                      COMBINED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS OF U.S. DOLLARS OR SHARES)
                                   (UNAUDITED)


                                                           AS OF FEBRUARY 28,    AS OF NOVEMBER 30,
                                                                2006                  2005
                                                           -------------------- ---------------------
ASSETS
Current assets:
     Cash and cash equivalents                                  $  15,198       $  20,746
     Restricted cash                                                  716             966
     Accounts receivable
        Trade, net                                                 16,420          19,342
        Other                                                         482             978
     Inventory                                                        850             726
     Deferred tax assets                                              421             592
     Prepaid and other current assets                               2,285           2,343
                                                                ---------       ---------

Total current assets                                               36,372          45,693

Investments                                                           287             334
Capital assets                                                      3,450           3,532
Intangible assets                                                  45,501          52,397
Goodwill                                                            9,850           9,850
Deferred tax assets                                                    20             284
Deferred financing and other long-term assets                      10,065           8,746
                                                                ---------       ---------
TOTAL ASSETS                                                    $ 105,545       $ 120,836
                                                                =========       =========

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
     Accounts payable and accrued liabilities                   $  24,585       $  30,486
     Current portion of promissory note                               771           1,170
     Income taxes payable                                          12,663          10,773
     Deferred revenue                                              10,586          11,755
     Current portion of term loans payable                          9,500          15,764
                                                                ---------       ---------
Total current liabilities                                          58,105          69,948

Promissory note                                                       815           1,072
 Deferred revenue                                                   2,050           2,085
Term loans payable                                                130,591         132,965
                                                                ---------       ---------
TOTAL LIABILITIES                                                 191,561         206,070
                                                                ---------       ---------

Commitments and contingencies

Shareholders' deficit
Share capital:
     Class A Common Shares (par value: none;
     authorized: unlimited; issued and
     outstanding: nil, and 3,740 shares,
     respectively; convertible to Class B
     Common Shares)                                                    --         (42,229)
     Class B Common Shares (par value: none;
     authorized: unlimited; issued and
     outstanding: nil, and 8,321 shares,
     respectively)                                                     --         (34,184)
     Preferred Shares (par value: none;
     authorized: unlimited; issued and
     outstanding: nil, and 3,105 shares,
     respectively)                                                     --           2,600
     WinZip Common Shares (par value:$1;
     authorized: 50; issued and outstanding:
     20 and 20 shares, respectively)                                   20              20
     Corel common shares (par value: none;
     authorized: unlimited; issued and
     outstanding: 15,170 and nil shares,
     respectively)                                                (73,761)             --
Additional paid-in capital                                          8,279           7,427
Accumulated other comprehensive income                                 37              85
Deficit                                                           (20,591)        (18,953)
                                                                ---------       ---------
Total shareholders' deficit                                       (86,016)        (85,234)
                                                                ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                     $ 105,545       $ 120,836
                                                                =========       =========

                                COREL CORPORATION

                 COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
         (IN THOUSANDS OF U.S. DOLLARS OR SHARES, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                   THREE MONTHS ENDED FEBRUARY 28,
                                                     2006                  2005
REVENUES
    Product                                          $ 39,498           $ 36,082
    Maintenance and services                            4,789              3,906
                                                     --------           --------
TOTAL REVENUES                                         44,287             39,988
                                                     --------           --------

COST OF REVENUES
    Cost of products                                    5,005              4,708
    Cost of maintenance and services                      314                348
    Amortization of intangible assets                   6,627              6,199
                                                     --------           --------
TOTAL COST OF REVENUES                                 11,946             11,255
                                                     --------           --------

GROSS MARGIN                                           32,341             28,733
                                                     --------           --------

OPERATING EXPENSES
    Sales and marketing                                14,504             12,824
    Research and development                            6,181              5,671
    General and administration                          5,395              5,659
    Restructuring                                         560                540
                                                     --------           --------
TOTAL OPERATING EXPENSES                               26,640             24,694
                                                     --------           --------

INCOME FROM OPERATIONS                                  5,701              4,039
                                                     --------           --------
OTHER EXPENSES (INCOME)
    Loss on debt retirement                                --              3,931
    Interest expense, net                               3,863              1,970
    Amortization of deferred financing fees               444                300
    Other non-operating (income) expense                 (120)               178
                                                     --------           --------

INCOME (LOSS) BEFORE TAXES                              1,514             (2,340)
    Income tax expense                                  3,152                180
                                                     --------           --------
NET LOSS                                             $ (1,638)          $ (2,520)
                                                     ========           ========

OTHER COMPREHENSIVE INCOME (LOSS)
    Unrealized (loss) gain on securities                  (48)               214
                                                     --------           --------
OTHER COMPREHENSIVE INCOME (LOSS)                         (48)               214
                                                     --------           --------
TOTAL COMPREHENSIVE LOSS                             $ (1,686)          $ (2,306)
                                                     ========           ========


NET INCOME (LOSS) PER SHARE:
Basic
    Class A................................          $    N/A           $  (1.64)
    Class B................................          $    N/A           $  (1.64)
WinZip common                                        $  105.85          $  (9.75)
    Corel common...........................          $  (0.25)          $    N/A
Fully diluted
    Class A................................          $    N/A           $   1.64)
    Class B................................          $    N/A           $  (1.64)
    WinZip common..........................          $   92.04          $  (9.75)
    Corel common...........................          $  (0.25)          $    N/A
Pro-forma
    Basic..................................          $  (0.08)          $   0.16)
    Diluted................................          $  (0.08)          $  (0.16)

                               COREL CORPORATION

                 COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
        (IN THOUSANDS OF U.S. DOLLARS OR SHARES, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED FEBRUARY 28,
                                                          2006              2005
                                                      -------------      ------------
INCOME (LOSS) APPLICABLE TO SHAREHOLDERS:
Class A
    Distributed earnings to class                       $    N/A           $ 21,006
    Loss allocable to class                             $    N/A           $(27,136)
Class B
    Distributed earnings to class                       $    N/A           $ 46,785
    Loss allocable to class                             $    N/A           $(60,438)
WinZip Common
    Distributed earnings to class                       $     --           $     --
    (Loss) income allocable to class                    $  2,117           $   (195)
Corel Common
    Distributed earnings to class                       $     --           $    N/A
    Loss allocable to class                             $ (3,755)          $    N/A

WEIGHTED AVERAGE NUMBER OF SHARES:
Shares used in basic per share amounts
    Class A                                                  N/A              3,736
    Class B                                                  N/A              8,321
    WinZip common                                             20                 20
    Corel common                                          15,167                N/A
Shares used in fully diluted per share amounts
    Class A                                                  N/A              3,736
    Class B                                                  N/A              8,321
    WinZip common                                             23                 20
    Corel common                                          15,167                N/A
Shares used in pro-forma per share amounts
    Basic                                                 19,490             19,485
    Diluted                                               19,490             19,485

                                COREL CORPORATION

                 COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)


                                                            THREE MONTHS ENDED FEBRUARY 28,
                                                               2006              2005
                                                           -------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
NET LOSS                                                     $ (1,638)       $  (2,520)
  Depreciation                                                    399              462
  Amortization of deferred financing fees                         444              300
  Amortization of intangible assets                             6,627            6,199
  Stock - based compensation                                      852              116
  Accrued interest                                               (613)             367
  Provision for bad debts                                         122              166
  Deferred income taxes                                           435              295
  Unrealized foreign exchange loss on forward exchange
    contracts                                                      28              206
  Loss on disposal of fixed assets                                 --               13
  Loss on early retirement of debt                                 --            3,931
Change in operating assets and liabilities
  Accounts receivable                                           3,295            4,477
  Inventory                                                      (124)             693
  Prepaids and other current assets                                67              (74)
  Accounts payable and accrued liabilities                     (5,036)          (4,525)
  Taxes payable                                                 2,272             (125)
    Deferred revenue                                           (1,204)          (1,024)
                                                             --------        ---------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                     5,926            8,957
                                                             --------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from term loan                                          --          130,000
  Repayments of term loan                                      (8,638)         (64,305)
  Financing fees incurred                                      (1,763)          (7,000)
  Paid up capital distribution                                     --          (83,113)
  Dividends                                                        --           (2,135)
  Other financing activities                                     (606)           1,870
                                                             --------        ---------
CASH FLOWS USED IN FINANCING ACTIVITIES                       (11,007)         (24,683)
                                                             --------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Redemption of short - term investments                           --            9,987
  Acquisition of Jasc                                              --              185
  Purchase of long lived assets, net of proceeds                 (430)            (299)
                                                             --------        ---------
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES            (430)           9,873
                                                             --------        ---------

Effect of exchange rate changes on cash and cash
equivalents                                                       (37)              (9)

DECREASE IN CASH AND CASH EQUIVALENTS                          (5,548)          (5,862)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 20,746           11,557
                                                             --------        ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                     $ 15,198        $   5,695
                                                             ========        =========

                               COREL CORPORATION
         RECONCILIATION OF CASH FLOW FROM OPERATIONS TO ADJUSTED EBITDA
                         (IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)


                                                                             THREE MONTHS ENDED FEBRUARY 28,
                                                                                  2006            2005
                                                                             -------------     -------------
Cash flow provided by operations ....................................          $   5,926       $   8,957
      Change in operating assets and liabilities ....................                730             578
      Interest expenses .............................................              3,940           2,045
      Interest income ...............................................                (77)            (75)
      Income tax expense ............................................              3,152             180
      Accrued interest ..............................................                613            (367)
      Provision for bad debts .......................................               (122)           (166)
      Unrealized foreign exchange losses on forward contracts .......                (28)           (206)
      Deferred income taxes .........................................               (435)           (295)
      Loss on disposal of fixed assets ..............................                 --             (13)
      Restructuring .................................................                560             540
      Reorganization cost ...........................................                117             883
                                                                               ---------       ---------
Adjusted EBITDA .....................................................          $  14,376       $  12,061
                                                                               =========       =========